UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
SpongeBath LLC

Legal status of issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> New York
>
> *Date of organization*
> August 6, 2013

Physical address of issuer
23-24 28th Street, #2R, Astoria, NY 11105

Website of issuer
https://www.spongebath.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000

Deadline to reach the target offering amount
March 8, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	31,875	171,345
Cash & Cash Equivalents	6,078	171,345
Accounts Receivable	0	0
Short-term Debt	35,187	43,123
Long-term Debt	34,258	32,000
Revenues/Sales	7,684	0
Cost of Goods Sold	1,685	0
Taxes Paid	0	0
Net Income	-271,734	-110,997

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
January 4, 2019

SpongeBath LLC



Up to $500,000 of Crowd Notes

SpongeBath LLC ("SpongeBath", the "Company," "we," "us", or "our"), is offering up to $500,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by March 8, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $150,000 under the Combined Offerings (the "Closing Amount") by March 8, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by March 1, 2019 will be permitted to increase their subscription amount at any time on or before March 8, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after March 1, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $500,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to March 1, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue

reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be reviewed by Purchasers on the Company's website at https://www.spongebath.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/spongebath

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

SpongeBath LLC is a New York Limited Liability Company, formed on August 6, 2013.

The Company is located at 23-24 28th Street, #2R, Astoria, NY 11105.

The Company's website is https://www.spongebath.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/spongebath and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$500,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	March 8th, 2019
Use of proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on pages 11 and 19.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The sponge cleaner market is an emerging industry in which new competitors may enter.. The Company's competitors may have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company sells its products directly to consumers from its website and it also depends on third-party distributors for a substantial portion of its revenue. If these distributors were to cancel their distribution or reduce their purchase commitments, the Company's revenue could decline significantly. As a result, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by decisions of its distributors. In the future, any distributor may alter their purchasing patterns at any time with limited notice, or may decide not to continue to distribute our products at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its distributors be it will be susceptible to risks associated with distributors concentration.

The Company currently has limited revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future may be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan if the Company is not able to effectively monetize its products according to its projections. In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's cash position is relatively weak. The Company currently has only $3,725.65 in cash balances as of 11/30/18. This equates to roughly 1 month of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has outstanding liabilities. The Company owes $61,340 in remaining payments due in 2021 and 2022.

The Company may not be successful in obtaining issued patents. The Company's success depends significantly on their ability to obtain, maintain and protect their proprietary rights to the technologies used in their products and services to protect them from their potential competitors. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in their products and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened. Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect their proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

The Company has not filed a Form D for its fundraising in 2016-2017. The Company filed a Form D for its fundraising prior to 2015. The Company then raised additional funds from a limited number of existing and new investors in 2016-2017 in reliance on the private placement exemption in the Securities Act of 1933**.** The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. Many of the products and services that the Company offers are regulated by federal and state governments, and its ability to provide these products and services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive cleaning and storage space. Our advertising and marketing materials are subject to regulatory scrutiny that may limit commercialization of our products. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company may depend on the performance of distributors and other resellers. The Company sells its products and third-party products in most of its major markets directly to consumers and small and mid-sized businesses, education, enterprise and government customers through its online store and possible future retail or pop-up retail stores. The Company also distributes its products through wholesalers, online retailers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including staffing selected resellers' stores with Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

The Company relies on other companies to provide manufacturing and components for their products. The Company depends on these manufacturers, suppliers and subcontractors to meet their contractual obligations to their customers and conduct their operations. Their ability to meet their obligations to their customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of their products may be adversely impacted if companies to whom they delegate manufacture of their products, or from whom they acquire such items, do not provide these components which meet required specifications and perform to their and their customers' expectations. The Company previously ceased distribution of its products after changes with its manufacturers caused the Company's products to become unprofitable. If the Company's manufacturers or suppliers alter their pricing structure, the Company may be forced to raise its prices to a point not tolerated by consumers or cease operations.

The Company has not yet received EPA registration for its products. The Company does not expect to receive this registration for approximately 24 months. If the Company does not receive registration, this may have a negative impact on the Company's sales and growth. The Company cannot make "public health claims" until registration is received.

Some of the Company's key personnel are currently engaged as consultants. As a result, certain of the Company's key personnel may not devote all of their time to the business, and may from time to time serve as employees, officers, directors or consultants of other companies. The Company intends to engage all key personnel as full-time employees when consistent with the meeting business objectives of the Company.

Tod Maitland, one of the Founders, who is no longer active with the Company, still holds a significant ownership stake. The Company does not believe that this will prevent the Company from properly incentivizing employees with equity compensation. The Company is currently authorized to issue up to 13,125 units to employees, officers and consultants.

The Company is managed by its Manager (or Managers). Although the Company is not required to have a separate board, boards can play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will have a separate board.

The Company does not have an employment contract in place. Employment agreements typically provide protections to the Company in the event of the employee's departure. As a result, if employees were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock, or if no common stock is issued into Class C Units of the Company. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued interest or the amount of preferred shares (or such securities being offered in such financing) they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 8 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 64.47% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under New York law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

A New Category in Consumer Goods

SpongeBath is a patented and patent-pending product that solves the "dirty sponge" problem. SpongeBath aims to be a staple on every kitchen countertop with its mission to make homes and businesses cleaner and safer.

The Dirty Kitchen Sponge Problem

Sponges are the dirtiest item in the home – as much as 200,000 times dirtier than a toilet seat. They harbor bacteria and provide an environment for germs to grow rapidly. The notorious smelly sponge is loaded with dangerous bacteria. Sponges spread germs and cross-contaminate surfaces, contributing to food-borne illnesses.

The SpongeBath Solution

SpongeBath is an effective, sleek, and convenient solution to the "dirty smelly sponge" problem. Using our patent-pending Concentrated Cleaning Solution, SpongeBath freshens, cleans, and sanitizes your kitchen sponge while it's being stored – out of sight and in style. SpongeBath is an elegantly designed product – eco-friendly, convenient, and a welcome addition to any home or business kitchen.

Proof of Concept & Sell-Through

The Company had a very successful launch of its "first generation" SpongeBath in over 1,025 Bed Bath & Beyond stores across the US, Canada, and Puerto Rico. After two years of research and development, the new and improved SpongeBath is now available for sale from the Company's website, Amazon Prime, and other online retailers, such as Wayfair and Houzz.

Extensible Product Lines

Beyond SpongeBath's cleaning sponge holder, there will be an extensible product line. Our all natural patent-pending cleaning formula is versatile and can be used in a multitude of applications, and will be sold as a safe, fast-acting, odorless, disinfectant spray for residential and commercial use. Additional products and related lines are in development to build out the SpongeBath brand.

Business Plan

Patented Cleaning Method

SpongeBath patented the Cleaning of Sponges. The key to SpongeBath's effectiveness is our "paddle action" technology that draws the Cleaning Solution deep into the micro-crevices of the sponge. The user simply places the sponge between the paddles, squeezes and submerges the sponge in the Cleaning Solution. Releasing the paddles while submerged draws the Cleaning Solution deep into the interior micro-crevices of the sponge.

Sponges then soak in our powerful, patent-pending cleaning solution while they are being stored (like combs in Barbicide), so sponges are continuously cleaned while not being used. With SpongeBath, you will have a fresh, clean sponge when you reach for it.

Other methods of cleaning sponges don't solve the problem. They can be ineffective, impractical, and inconvenient. They offer "periodic" cleaning for a temporary fix. In addition, other sponge holders are dirty and can re-contaminate new or clean sponges.

Our Patent-Pending Cleaning Solution

SpongeBath's proprietary cleaning formula is made from pure, food-grade ingredients without harsh chemicals, parabens, or fragrances. It is odor-free and safe for people and the environment when used as directed. It is independently tested to kill ≥99.9% of dangerous bacteria like E.coli and Staph.

SpongeBath kills ≥99.9% of odor-causing bacteria, eliminates odors, cleans & freshens sponges, removes grease and mold stains and dissolves soap scum.

Competitive Advantage

SpongeBath patented a method to clean sponges. It is specifically designed to clean kitchen sponges and keep them clean. We have not found any direct competitors. Our 6 utility and design patents issued (with other utility and formula patents pending in the US and worldwide) provide a strong barrier to competition.

Business Model

Customers initially purchase the SpongeBath Starter Kit that includes the sponge holder and one bottle of Concentrated Cleaning Solution (a 2 month supply). Thereafter, they purchase additional bottles of Cleaning Solution.

Our "Razor and Blade" financial model generates revenue with excellent margins from both the initial purchase of the SpongeBath Starter Kit (the "razor") and ongoing revenue from recurring sales of Concentrated Cleaning Solution (the "blade").

SpongeBath is currently available in a high gloss white, with additional colors in the pipeline. The Company also sells its premium cellulose sponges and a sink mounting bracket to enable SpongeBath to be attached securely inside a sink.

Subscription

For additional convenience, akin to the Dollar Shave Club, customers can subscribe for automatic delivery of the Cleaning Solution with free shipping under the continuity purchase program.

Made in the USA

SpongeBath is manufactured and assembled in the USA with durable, high-quality materials and solid engineering. High-grade premium stainless steel components, high gloss lacquer resin, premium rubber grips, and non-slid feet, it resists rust and discoloration and is designed to stand up to heavy use.

For Any Home or Business/Communal Kitchen

With its elegant design and compact footprint, SpongeBath can be used in all kitchens. SpongeBath helps keeps the kitchen sink area neat and organized. It can be placed on a countertop or mounted securely inside a sink with our sink-mounting bracket and works with standard size and scrubber sponges.

The Company's Products and/or Services

Product / Service	Description	Current Market

Sponge Holder & Cleaner	Multi-purpose sponge holder that cleans and stores kitchen sponges using a proprietary cleaning solution.	U.S.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our initial target market will focus on residential and communal kitchen customers who make neat, tidy, and clean kitchens a priority, are concerned about the safety of their family and community, especially children, are interested in food preparation / household cleaning, and are environmentally conscious, avoiding harsh/toxic chemicals and minimizing waste.

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
4633302	Apparatus for disinfecting sponges for household and industrial use	SPONGEBATH	May 16, 2013	November 4, 2014	US

Provisional Patent Applications

The Company has filed the following provisional patent applications. The filing of a provisional patent application in no way guarantees that the patent will be issued.

Application or Registration #	Title	File Date	Country/Organization
PCT/US18/41864	Cleaning and Antimicrobial Composition	July 14, 2017	International
2 01590000962.5	Sponge Cleaning and Disinfecting Device	September 15, 2015	China
15842353.3	Sponge Cleaning and Disinfecting Device	September 15, 2015	Europe
2,998,851	Sponge Cleaning and Disinfecting Device	September 15, 2015	Canada

Patents

The Company has the following issued patents:

Application or Registration #	Title	File Date	Country/Organization
7,892,485 B1	Cleaning of Sponges	February 22, 2011	US
10,154,770 B2	Sponge Cleaning and Disinfecting Device	December 18, 2018	US
US D783,913 S	Sponge Cleaning & Disinfecting Device	April 11, 2017	US
US D795,516 S	Sponge Cleaning & Disinfecting Device	August 22, 2017	US
161117	Sponge Cleaning & Disinfecting Device	December 22, 2015	Canada
002642090-0001-0002	Sponge Cleaning & Disinfecting Device	February 2, 2015	Europe

Litigation

None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 14.17% of the proceeds, or $21,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.50% of the proceeds, or $47,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Manufacturing	25%	25%	25%
Marketing	30%	30%	35%
Employees	20%	20%	20%
G&A	10%	10%	5%
Product Development	15%	15%	15%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Matthew Flannery	CEO (Aug 2013 – Present)	CEO, SpongeBath (Aug 2013 – Present)
Susette Franklin	COO (July 2016 – Present)	COO, SpongeBath (July 2016 – Present)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may	Percentage ownership of	Other material terms

			limit, dilute, or qualify the Securities issues pursuant to this Offering	the Company by the holders of such securities prior to the Offering	
Class A	65,675	N/A	N/A	64.47%	N/A
Class B	7,750	N/A	N/A	7.61%	N/A
Class C	28,450	N/A	N/A	27.93%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Loan	Bryan Fingeroot	$10,000	10%	N/A	None	May 24, 2021	N/A
Loan	Beyond Enterprises LLC	$16,340	12%	60 months	Personal Guarantee by Matthew Flannery	October 1, 2022	N/A
Loan	John Penotti	$5,000	10%	N/A	None	September 21, 2021	N/A
Loan	Susette Franklin	25,000	10%	N/A	None	October 31, 2021	N/A
Loan	Michael Young	$5,000	10%	N/A	None	September 21, 2001	N/A

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Matthew Flannery and Tod Maitland.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Matthew Flannery	35,440; Class A	34.79%
Tod Maitland	30,235; Class A	29.68%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
SpongeBath LLC ("the Company") is a limited liability company organized on August 6, 2013 under the laws of the State of New York, and headquartered in New York, New York. The Company manufactures and markets its flagship product, SpongeBath: a multi-purpose sponge holder that freshens, cleans, and kills odor-bacteria in your kitchen sponge while it's being stored.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $3,725.65 in cash on hand as of 11/30/2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Class C	September 27, 2017	Regulation D	Class C Units	$365,000	Engineering, Manufacturing, Inventory, R&D, Intellectual Property, and Operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock, and if no preferred stock has been issued, into Class C Units.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal plus accrued interest of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue at an annual interest rate of 6%.

The securities into which the Crowd Notes in this Offering will convert may have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $150,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

The Company is a currently a limited liability company with three classes of Securities: Class A Units, Class B Units, and Class C Units, as described in the Company's Amended and Restated Operating Agreement.

Dividend Rights
Yes

Voting Rights
Shareholders of the Company have no direct voting rights, other than those required under law or otherwise provided in the Amended and Restated Operating Agreement.

Distributions of Net Cash Flow
The Company will, as determined by the Managers in their discretion, make distributions of net cash flow to the shareholders of the Company each fiscal year as set forth in the Amended and Restated Operating Agreement. Until all Class C shareholders have received their capital contributions returned in full, net cash flow that is distributed to shareholders will be distributed (i) 50% to Class C shareholders and (ii) 50% to Class A and Class B shareholders. This higher distribution percentage to Class C shareholders continues until each Class C shareholder has received net cash flow equal to its respective capital contribution. Thereafter, net cash flow shall be distributed to shareholders pro rata in proportion to their respective units.

Right to Receive Liquidation Distributions
Yes.

Rights and Preferences
Shareholders in the Company have a pre-emptive right, but not the obligation, to participate in future equity financings of the Company (if any) to maintain their respective pro rata portion of units following such issuance, except under specified circumstances, as set forth in the Amended and Restated Operating Agreement.

Dilution
Even once the Crowd Note convert into preferred or common equity securities or units, as applicable, the investor's stake in the Company could be diluted due to the Company's issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), if you do not exercise your pre-emptive right, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them. You will also not be able to transfer the Securities without the Company's consent if the Company reasonably determines that you are a competitor or an officer, employee, director or holder of more than 10% of a competitor of the Company.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During 2017 and 2016, the Company was advanced funds from its Chief Operating Officer to fund operations. These advances are noninterest bearing and carry no interest rate. The Chief Operating Officer advanced amounts of $5,000 and $12,000 during the years ended December 31, 2017 and 2016, respectively. During the year ended December 31, 2017, $10,000 of these advances were converted into 204 Class C membership units. There was no gain or loss resulting from the conversion. The Company also repaid $2,000 during the year ended December 31, 2017. At December 31, 2017 and 2016, outstanding advances payable to related parties totaled $15,000 and $12,000, respectively. In December 2018, the $15,000 of advances, plus an additional $10,000 that was advanced subsequent to year end, were converted into a promissory note payable with a principal balance of $25,000, and provisions similar to those disclosed in Note 11 below.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Matthew Flannery
_____
(Signature)

Matthew Flannery
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Matthew Flannery
_____
(Signature)

Matthew Flannery
_____
(Name)

CEO
_____
(Title)

January 4, 2019
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

SPONGEBATH LLC

(New York Limited Liability Company)

Financial Statements (Unaudited) and

Independent Accountants' Review Report

December 31, 2017 and 2016

SPONGEBATH LLC

TABLE OF CONTENTS



F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT



FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Members of
SpongeBath LLC
New York, NY

We have reviewed the accompanying financial statements of SpongeBath LLC ("the Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations and changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As disclosed in Note 2 of the financial statements, the Company has recognized losses from inception and has insufficient operating cash inflows to fund operations. As a result, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

January 3, 2019

Members of:

WSCPA

AICPA

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

SPONGEBATH LLC

BALANCE SHEETS

December 31, 2017 and December 31, 2016

(unaudited)

ASSETS	2017		2016	
Current Assets:				
Cash	$	6,078	$	171,345
Prepaid expenses		10,601		-
Inventory		15,196		-
Total current assets		31,875		171,345
Property and equipment, net		262,350		296,449
Intangible assets, net		23,723		17,566
Total assets	$	317,948	$	485,360
LIABILITIES AND MEMBERS' EQUITY				
Liabilities				
Accounts payable and accrued expenses	$	35,187	$	43,123
Total current liabilities		35,187		43,123
Note payable, net		19,258		20,000
Related party advances		15,000		12,000
Total liabilities		69,445		75,123
Commitments and contingencies		-		-
Members' equity		248,503		410,237
Total liabilities and members' equity	$	317,948	$	485,360

SPONGEBATH LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

Years Ended December 31, 2017 and 2016

(unaudited)

	2017	2016
Sales, net	$ 7,684	$ -
Cost of goods sold	1,685	-
Gross profit	5,999	-
Expenses:		
Professional fees	125,896	48,935
Depreciation and amortization	74,668	79,119
Other operating expenses	39,920	18,235
Advertising	18,312	267
Product development	14,987	4,568
General and administrative	1,691	15,808
Rent and utilities	242	5,881
Total operating expenses	275,716	172,813
Net loss from operations	(269,717)	(172,813)
Other income/(expense)		
Other income	978	7,995
Loss on disposal of property and equipment	-	(47,486)
Gain on settlement of debt	-	107,460
Interest expense	(2,995)	(6,153)
Total other income/(expense)	(2,017)	61,816
Net loss	$ (271,734)	$ (110,997)
Changes in members' equity		
Beginning members' equity	$ 410,237	$ 266,234
Capital contributions	110,000	255,000
Distributions to members	-	-
Net loss	(271,734)	(110,997)
Ending members' equity	$ 248,503	$ 410,237

SPONGEBATH LLC

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2017 and 2016

(unaudited)

	2017	2016
Cash flows from operating activities:		
Net loss	$ (271,734)	$ (110,997)
Adjustments to reconcile net loss to net cash used		
by operating activities:		
Depreciation and amortization	74,668	79,119
Gain on settlement of debt	-	(107,460)
Loss on disposal of property and equipment	-	47,486
Change in assets and liabilities		
Prepaid expenses	(10,601)	21,459
Inventory	(15,196)	-
Accounts payable and accrued expenses	(7,936)	(33,980)
Net cash used by operating activities	(230,799)	(104,373)
Cash flows from investing activities:		
Payments for patent development	(7,921)	-
Payments for purchases of property and equipment	(38,805)	-
Proceeds received from disposal of property and equipment	-	5,948
Net cash provided/(used) by financing activities	(46,726)	5,948
Cash flows from financing activities:		
Member contributions	100,000	255,000
Repayment of related party advances	(2,000)	-
Repayment of note payable	(742)	-
Related party advances	15,000	12,000
Net cash provided by financing activities	112,258	267,000
Net increase (decrease) in cash	(165,267)	168,575
Cash at beginning of period	171,345	2,770
Cash at end of period	$ 6,078	$ 171,345
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ 2,993	$ 6,153
Noncash financing activity:		
Related party advances converted to membership units	$ 10,000	$ -

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

SpongeBath LLC ("the Company") is a limited liability company organized on August 6, 2013 under the laws of the State of New York, and headquartered in New York, New York. The Company manufactures and markets its flagship product, SpongeBath: a multi-purpose sponge holder that freshens, cleans, and kills odor-bacteria in your kitchen sponge while its being stored.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $18,312 and $267 in advertising costs, respectively.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Returns are recognized on the date the returned inventory is received by the Company.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that at times, may be in excess of federally insured limits. No losses have been recognized as a result of these excess amounts.

Inventory

Inventory is stated at the lower of cost or market and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence, and records impairment and obsolescence reserves against inventory as deemed necessary. At December 31, 2017 and 2016, no such impairment charge was deemed necessary.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed and the net amount, less proceeds received, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of the asset might not be recoverable. No impairment was considered necessary at December 31, 2017 or 2016.

Intangible Assets

The Company's intangible assets consist of patents and are stated at cost. Costs to renew or extend the term of intangible assets are expensed when incurred. Intangible assets are amortized using the straight-line method over the estimated useful life. The Company reviews the recoverability of all intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of the asset might not be recoverable. No impairment was considered necessary at December 31, 2017 or 2016.

At December 31, 2017 and 2016, intangible assets consist of patents with useful lives of 15 years. Amortization expense for the years ended December 31, 2017 and 2016, totaled $1,764 and $1,438, respectively.

Research and Development Costs

Research and development costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $14,987 and $4,568 in research and development costs, respectively, which are recorded under 'Product development' in the statements of operations and changes in members' equity.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal and New York State jurisdictions.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014- 09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has an accumulated deficit from inception of approximately $2,398,169, insufficient operating cash inflows to fund operations, and relies primarily on third-party financing. These factors raise substantial doubt about the Company's ability to continue as a going concern is for the twelve-month period from the report date. The Company's ability to continue as a going concern is dependent on management's plans to commence profitable sales of its flagship product, its ability to obtain additional financing from its members or other sources, as may be required, and its ability to generate positive operation cash flows. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – MEMBERS' EQUITY

The Company has three classes of membership units: Class A, Class B, and Class C. These classes of membership units have similar rights and privileges, except as follows:

- Distributions will be allocated 50% to Class C members and 50% to Class A and B members, until all Class C members have received their capital contributions returned in full. Thereafter, distributions will be allocated to all members pro rata in proportion to their respective membership units.
- Class A members may transfer membership units to any accredited investor, as defined in the operating agreement. Class B and C members may freely transfer membership units to family members, as defined in the operating agreement. Any other transfer or assignment of membership units is subject to the approval of Class A members.

During the years ended December 31, 2017 and 2016, the members contributed $110,000 and $255,000, respectively, for Class C membership units.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2017	2016
Molds and tooling	$ 511,400	$ 473,217
Leasehold improvements	-	-
Furniture and fixtures	-	-
Computers and equipment	11,813	11,191
	523,213	484,408
Accumulated depreciation	(260,863)	(187,959)
Total property and equipment, net	$ 262,350	$ 296,449

For the years ended December 31, 2017 and 2016 depreciation expense was $72,904 and $77,681, respectively.

NOTE 5 – NOTE PAYABLE

During 2015, the Company issued a promissory note for $20,000. The promissory note payable bears interest at 12% per annum and matured September 12, 2016. The holder of the note extended the promissory note pursuant to note provisions, until the promissory note was amended to extend the maturity date to October 1, 2022. The interest rate remains unchanged. The amended promissory note is repayable in monthly payments of $444.89 over the life of the loan.

During the years ended December 31, 2017 and 2016, the Company recognized interest expense of $2,993 and $3,200, respectively.

Minimum principal payments on promissory notes issued prior to the date of the review report are as follows for the years ended December 31:

2018	$	3,137
2019		3,535
2020		3,983
2021		49,488
2022		4,612
	$	64,755

NOTE 6 – INVENTORY

At December 31, 2017 and 2016, inventory consists of the following:

		2017		2016
Finished inventory	$	12,776	$	-
Packaging materials		2,420		-
Total inventory	$	15,196	$	-

Finished inventory consists of the SpongeBath holder and accessories, as well as replacement accessories.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

During the year ended December 31, 2016, the Company executed a settlement and mutual release agreement with a former third-party manufacturer. Under this agreement, the Company will repay up to $161,800 through a royalty-style agreement, in which the Company will remit $1.50 to the manufacturer for every unit of the Company's flagship product sold. This agreement will be in effect until the agreed upon amount is repaid in full. Should the Company fail to sell sufficient quantities of its product to repay the full amount, the Company will only be liable for the royalty amount attributable to units actually sold, and will have no obligation to repay remaining balance (except through future sales of units of flagship product). Also as part of this agreement, the Company paid a $15,200 fee during the year ended December 31, 2016, which is recorded as 'Other operating expenses' in the statements of operations and changes in members' equity.

NOTE 8 – DEBT SETTLEMENT

During the year ended December 31, 2016, the Company negotiated a settlement with a number of vendors, of outstanding accounts payable, in which agreed upon cash payments were accepted as settlement of all outstanding amounts. There was no formal agreement of these settlements. The Company settled $116,814 of outstanding accounts payable, and recorded a gain on debt settlement of $107,460.

NOTE 9 – CONCENTRATIONS

During 2017 and 2016, substantially all inventory was purchased from one third-party manufacturer. Loss of this manufacturer would cause disruption in the Company's operations.

NOTE 10 – RELATED PARTY ADVANCES

During 2017 and 2016, the Company was advanced funds from its Chief Operating Officer to fund operations. These advances are noninterest bearing and carry no interest rate. The Chief Operating Officer advanced amounts of $5,000 and $12,000 during the years ended December 31, 2017 and 2016, respectively. During the year ended December 31, 2017, $10,000 of these advances were converted into 204 Class C membership units. There was no gain or loss resulting from the conversion. The Company also repaid $2,000 during the year ended December 31, 2017. At December 31, 2017 and 2016, outstanding advances payable to related parties totaled $15,000 and $12,000, respectively. In December 2018, the $15,000 of advances, plus an additional $10,000 that was advanced subsequent to year end, were converted into a promissory note payable with a principal balance of $25,000, and provisions similar to those disclosed in Note 11 below.

NOTE 11 – SUBSEQUENT EVENTS

Management has evaluated events through January 3, 2019, the date that these financial statements were available to be issued, and has identified the following transactions requiring disclosure:

During 2018, the Company issued three promissory notes payable for total proceeds of $20,000. These notes carry interest at 10% per annum and mature three years from issuance date.

During 2018, the Company's Chief Operating Officer advanced an additional $10,000 to be used in operations. These advances, plus the $15,000 outstanding at December 31, 2017, were converted into a $25,000 promissory note. The note carries interest at 10% per annum and matures three years from the issuance date.

EXHIBIT C
PDF of SI Website



Invest in SpongeBath

Sponge holder with patented cleaning technology that sanitizes kitchen sponges

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$1,000	$5,000,000	Crowd Note
Minimum	Valuation cap	Security Type

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Time Left **56d : 11h : 49m**

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

SpongeBath is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by SpongeBath without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> Raised $2.672 Million from Angel Investors including John Penotti (Producer of blockbuster movie "Crazy Rich Asians") and with advisors such as Kevin Harrington (of Shark Tank)

> Lifetime revenue of over $850K, selling 40K units and over 67K refills which included a successful launch at Bed Bath & Beyond (unaudited)

> New patent-pending cleaning formula has been shown to kill ≥99.9% of bacteria and is expansible beyond our current line

> 6 issued utility and design patents (with other utility and formula patents pending in the US and worldwide)

> Featured in prominent media outlets such as the New York Times, InStyle, Real Simple, House Beautiful, Women's Health, Digital Trends, and featured in the movie "The Other Woman"

Fundraise Highlights

> Total Round Size: US $500,000

> Raise Description: Other

> Minimum Investment: US $1,000 per investor

> Security Type: Crowd Note

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Highlights

> Target Minimum Raise Amount: US $150,000

> Offering Type: Side by Side Offering

Overview

Product & Service

The Team

SpongeBath is a multi-purpose sponge holder that cleans and stores your kitchen sponge at the same time. An effective and elegant solution to an everyday problem.

Q&A with Founder

Term Sheet

Investor Perks

A New Category in Consumer Goods

Prior Rounds

SpongeBath is a patented and patent-pending product that solves the "dirty sponge" problem. SpongeBath aims to be a staple on every kitchen countertop with its mission to make homes and businesses cleaner and safer.

Market Landscape

The Dirty Kitchen Sponge Problem

Sponges are the dirtiest item in the home – as much as 200,000 times dirtier than a toilet seat. They harbor bacteria and provide an environment for germs to grow rapidly. The notorious smelly sponge is loaded with dangerous bacteria. Sponges spread germs and cross-contaminate surfaces, contributing to food-borne illnesses.

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The SpongeBath Solution

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SpongeBath is an effective, sleek, and convenient solution to the "dirty smelly sponge" problem. Using our patent-pending Concentrated Cleaning Solution, SpongeBath freshens, cleans, and sanitizes your kitchen sponge while it's being stored – out of sight and in style. SpongeBath is an elegantly designed product – eco-friendly, convenient, and a welcome addition to any home or business kitchen.

FAQs

Proof of Concept & Sell-Through

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The Company had a very successful launch of its "first generation" SpongeBath in over 1,025 Bed Bath & Beyond stores across the US, Canada, and Puerto Rico. After two years of research and development, the new and improved SpongeBath is now available for sale from the Company's website, Amazon Prime, and other online retailers, such as Wayfair and Houzz.

Extensible Product Lines

Beyond SpongeBath's cleaning sponge holder, there will be an extensible product line. Our all natural patent-pending cleaning formula is versatile and can be used in a multitude of applications, and will be sold as a safe, fast-acting, odorless, disinfectant spray for residential and commercial use. Additional products and related lines are in development to build out the SpongeBath brand.

Pitch Deck

Valuation Cap: US $5,000,000

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Data Room

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SpOngeBath
SpOngeBath
Concentrated Cleaning Solution
Kills 99.99% Of Odor-Causing Bacteria In Sponges*
Keeps Sponges Like New
Cleans & Removes
SpOngeBath.

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Product & Service

Patented Cleaning Method

SpongeBath patented the Cleaning of Sponges. The key to SpongeBath's effectiveness is our "paddle action" technology that draws the Cleaning Solution deep into the micro-crevices of the sponge. The user simply places the sponge between the paddles, squeezes and submerges the sponge in the Cleaning Solution. Releasing the paddles while submerged draws the Cleaning Solution deep into the interior micro-crevices of the sponge.

Sponges then soak in our powerful, patent-pending cleaning solution while they are being stored (like combs in Barbicide), **so sponges are continuously cleaned while not being used.** With SpongeBath, you will have a fresh, clean sponge when you reach for it.

Other methods of cleaning sponges don't solve the problem. They can be ineffective, impractical, and inconvenient. They offer "periodic" cleaning for a temporary fix. In addition, other sponge holders are dirty and can re-contaminate new or clean sponges.

Our Patent-Pending Cleaning Solution

SpongeBath's proprietary cleaning formula is made from pure, food-grade ingredients without harsh chemicals, parabens, or fragrances. It is odor-free and safe for people and the environment when used as directed. It is independently tested to kill ≥99.9% of dangerous bacteria like E.coli and Staph.

- Kills ≥99.9% of odor-causing bacteria
- Eliminates odors
- Cleans & freshens sponges
- Removes grease and mold stains
- Dissolves soap scum

Competitive Advantage

SpongeBath patented a method to clean sponges. It is specifically designed to clean kitchen sponges and keep them clean. We have not found any direct competitors. Our 6 utility and design patents issued (with other utility and formula patents pending in the US and worldwide) provide a strong barrier to competition.

Business Model

Customers initially purchase the SpongeBath Starter Kit ($39.95) that includes the sponge holder and one bottle of Concentrated Cleaning Solution ($9.95 for 2 month supply). Thereafter, they purchase additional bottles of Cleaning Solution.

Our "Razor and Blade" financial model generates revenue with excellent margins from both the initial purchase of the SpongeBath Starter Kit (the "razor") and ongoing revenue from recurring sales of Concentrated Cleaning Solution (the "blade").

SpongeBath is currently available in a high gloss white, with additional colors in the pipeline. The Company also sells its premium cellulose sponges and a sink mounting bracket to enable SpongeBath to be attached securely inside a sink.

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For additional convenience, akin to the Dollar Shave Club, customers can subscribe for automatic delivery of the Cleaning Solution with free shipping under the continuity purchase program.

Made in the USA

SpongeBath is manufactured and assembled in the USA with durable, high-quality materials and solid engineering. High-grade premium stainless steel components, high gloss lacquer resin, premium rubber grips, and non-slid feet, it resists rust and discoloration and is designed to stand up to heavy use.

For Any Home or Business/Communal Kitchen

With its elegant design and compact footprint, SpongeBath can be used in all kitchens. SpongeBath helps keeps the kitchen sink area neat and organized. It can be placed on a countertop or mounted securely inside a sink with our sink-mounting bracket and works with standard size and scrubber sponges.

View Our Gallery Below and Watch Our Videos To Learn More





Gallery

SpongeBath

Patented Paddle Action.

Media Mentions



The New York Times

DIGITAL TRENDS

FOX NEWS channel



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the kitchn

Team Story

Kitchen sponges are marvelous cleaning devices used to clean everything – from dishes to countertops. But there's a problem... Sponges get dirty and smelly and are a hotbed for dangerous bacteria. *If your kitchen sponge smells, what you are actually smelling is odor-causing bacteria!*

We realized that, with all the consumer products out there, there was a gap in the marketplace. We could not find a product specifically designed to clean and store the kitchen sponge, and then keep it clean between uses. So we went to work... to find a simple, elegant, and effective solution to a serious problem. After years of research, development, and design, we created SpongeBath.

Our mission is to help make homes and businesses cleaner, using safe and eco-friendly ingredients. We will continue to manufacture high-quality products in the USA, deliver superior customer support, and expand the SpongeBath brand with our proprietary cleaning formula.

Our team is a blend of successful people with individual skill sets and diverse experiences who have united in their belief in SpongeBath. I am proud of each and every one and what they contribute on this journey to make SpongeBath a staple in every kitchen.

Founders and Officers



Matthew Flannery
FOUNDER & CEO

Matthew invented, patented, and developed SpongeBath along with his co-founder Tod Maitland. Prior to founding SpongeBath LLC, Matthew was a professional cameraman and still photographer for over 18 years, with over 55 film and television credits, commercials, music videos, including Emmy nominated shows *Sex and the City* (entire HBO series and both films) and Showtime's *The Big C*, *Rounders*, *Boiler Room*, *16 Blocks*. He is also the creator of "Moving Portraits," an iPhone app, and the Founder of Visseon Inc., a film equipment rental company. Matthew has a life-long passion for science, technology and design and for creating elegant solutions to solve everyday problems. Matthew has a Bachelors of Fine Arts in Film and Photography from Syracuse University.



Tod Maitland
FOUNDER

A three-time Academy Award-nominated sound mixer who has worked on more than 90 films, including *Seabiscuit*, *I Am Legend*, *JFK* and *Tootsie*. He also founded New Deal Inc. sound company and co-founded SpongeBath LLC with Matthew Flannery, inventing, patenting and developing SpongeBath. Tod co-founded The Hollywood Edge, one of the world's largest sound library company with an e-commerce platform.

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Key Team Members



Susette Franklin

COO – Bloomberg LP, Thomson Reuters



Cordelia Ryan

EVP & GC – Dartmouth College & Fordham Law School



Eric Sherb

VP of Finance with extensive experience

Notable Advisors & Investors



John Penotti

Investor, Producer of "Crazy Rich Asians"

PROFILE MENU





Mark Zittman

Investor, Founding Partner and Chairman of Tuatara Capital



Michael Young

Investor, Founder of Vision Marketing Inc.



Matthew Gross

Investor, Showrunner, Producer, Director; Currently Producer of "The Inbetween"



Kevin Harrington

Advisor, Original Shark on Shark Tank



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Product & Service

The Team

Q&A with Founder

Term Sheet

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Dr. Keri Peterson

Advisor, On-Air Medical Contributor



Dr. Jessica Tyler

Advisor, Weill Cornell Medical College



Gregory Attorri

Advisor, Founder, GJA Advisory Services

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John Bugden

Advisor, CFO Consultant

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Q&A with the Founder

Q: Please detail your historical product road map from inception - YTD.

SpongeBath: SpongeBath LLC was incorporated in 2013 and launched its first version of SpongeBath in 2014. The initial purchase order from Bed Bath & Beyond enabled the Company to raise the capital that financed the purchase and development of custom high-capacity production tooling and to bring SpongeBath to market.

Since the first version of SpongeBath, the Company conducted two years of research and development on both the sponge holder and the cleaning solution based on market feedback. We relocated our manufacturing from California to New York, optimized our manufacturing process, and modified our high-volume production tooling to accommodate greater volume demand and reduce our cost of goods. We reformulated the cleaning element from a slow dissolve cleaning cartridge to a fast-acting liquid cleaner and underwent the registration of our EPA exempt cleaning solution in the required states. We also rebranded the product and redesigned packaging and strengthened our intellectual property in the US, Canada, EU, and China.

Q: Please detail the current stage of your product/platform development.

SpongeBath: The new and improved SpongeBath (Version 2) is currently selling. We have high-volume manufacturing in place and ready to ramp as soon as we have sufficient capital for inventory, marketing and operations.

Q: Please outline the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations, if applicable.

SpongeBath:

SpongeBath only uses ingredients in our cleaning solution that are exempt from registration with the EPA, but SpongeBath is required to file registrations with certain states as a 25(b) product in order to sell within that state. (Registrations have been completed in all but 2 of the 41 states that require registration, as well as Puerto Rico and US Virgin Islands.) SpongeBath has been independently tested by a GLP laboratory (Gibraltar Labs) to kill ≥99.99% of bacteria (such as E.coli and Staph) and, as a result, it sanitizes and disinfects kitchen sponges. However, in order to make the "public health claim" that SpongeBath "kills bacteria" or "kills viruses" in the marketing of our product, SpongeBath is required to be registered with the EPA. A protocol for registration was commenced. While EPA registration is not required to market and sell our products, with sufficient capital, we will move forward with the EPA registration process so that we can make "public health claims" and advertise the product as an EPA registered sanitizer and disinfectant.

Q: Please describe your typical customer/user profile.

SpongeBath: We believe that SpongeBath has broad appeal across all demographics. Our initial target market will focus on those customers who:

- Make neat, tidy, and clean kitchens a priority
- Are concerned about the safety of their family, especially children
- Are interested in food preparation / household cleaning
- Are environmentally conscious, avoiding harsh/toxic chemicals and minimizing waste

With an initial emphasis on women over 30 (especially "new Moms") and customers who purchase cleaning tools with a refillable component (like Swiffer and Brita), we will focus first on early adopters and influencers and then work towards a more mass market.

Q: Please detail your customer acquisition cost (CAC).

SpongeBath:

As this new and improved version of SpongeBath is essentially pre-revenue and we have had minimal marketing budget, we continue to hone our CAC. Our data points to an initial CAC of $12. With our subscription model, our goal is to get SpongeBath into homes and businesses to drive recurring revenue from ongoing sales of our cleaning solution (with free shipping and promotions) so our CAC will be adjusted depending on capital raised. With brand awareness and optimization of marketing campaigns, we expect our CAC to decrease to $8. Furthermore, when the product is registered by the EPA as a sanitizer, we expect the CAC to decrease significantly more as third parties/health experts, publications, and news outlets will effectively promote the product for us. For example, any publication or health expert will be able to point to SpongeBath as a product to help keep your kitchens safer.

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Other
Round size:	US $500,000
Minimum investment:	US $1,000
Target Minimum:	US $150,000
Maximum Raise Amount:	US $500,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $5,000,000
Interest rate:	6.0%
[illegible]	24 months

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Closing conditions:

While SpongeBath has set an overall target minimum of US $150,000 for the round, SpongeBath must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to SpongeBath's Form C.

Product & Service

Transfer restrictions:

The Team

Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

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If Minimum Amount Is Raised



- Marketing & Advertising
- Manufacturing /Inventory
- Regulatory & IP
- Professional & Employee
- General & Administration

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If Maximum Amount Is Raised



- Marketing & Advertising
- Manufacturing/Inventory
- Regulatory & IP
- Professional & Employee
- General & Administration

Investor Perks

Early Bird Perks:

Invest by January 27, 2019 at 11:59pm ET to receive the next tier up of your investment perk (e.g. invest $5,000 and receive the $10,000 level perks)

Regular Perks:

- First 25 Investors or $5,000 Investment - (1) SpongeBath sponge holder + (1) 1-year subscription for cleaning solution
- $10,000 Investment – (2) SpongeBath sponge holders + (2) 2-year subscriptions for cleaning solutions + (2) Mounting Brackets
- $25,000 Investment - (4) SpongeBath sponge holders + (4) 4-year subscriptions for cleaning solution + (4) Mounting Brackets
- $50,000 Investment - (4) SpongeBath sponge holders + (4) 4-year subscriptions for cleaning solution + (4) Mounting Brackets + Quarterly 1-on-1 calls with management to discuss strategy + Invite to dinner with Founder in New York (airfare/hotel not included)

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

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Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of SpongeBath's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $192,500
Closed Date	Feb 28, 2014
Security Type	Common Equity

Seed

Round Size	US $2,380,361
Closed Date	Jan 30, 2015
Security Type	Preferred Equity

Bridge

Round Size	US $365,000
Closed Date	Oct 27, 2017
Security Type	Preferred Equity

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Household cleaners market value worldwide from 2016 to 2022 (in billion U.S. dollars)

In the US alone, 69% of the roughly 126 million households use sponges, crossing all demographics, with additional presence in businesses and other communal kitchens. The potential for SpongeBath worldwide is a vast multi-billion dollar market space.

Marketing and Distribution Strategy

SpongeBath's new and improved model (Version 2) is ready for mass production and distribution. We will penetrate the market with a multi-faceted approach in phases:

- We will commence with a direct to consumer approach selling from our website by implementing a broad-based, highly-targeted digital media campaign (including social influencers, social media, traffic and re-targeting, content marketing, email campaigns), out-of-home advertising directed towards residential and business customers, then expand into additional online retail outlets.

- As a highly demonstrable product, the Company will then move quickly to selling on QVC/HSN/home shopping networks and Direct Response TV ads.

- When we can leverage our brand for better margins and placement, we will re-enter retail stores, such as Bed Bath & Beyond and Target, as well as retailers, such as Staples Business, that cater to commercial customers.

Proof of Concept

The Company had a very successful launch of its "first generation" SpongeBath in over 1,025 Bed Bath & Beyond stores across the US, Canada, and Puerto Rico in September 2014. With additional interest from national retail chains, SpongeBath has proof of concept and proof of sell-through at one of the biggest housewares retailers.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The sponge cleaner market is an emerging industry in which new competitors may enter.. The Company's competitors may have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company sells its products directly to consumers from its website and it also depends on third-party distributors for a substantial portion of its revenue. If these distributors were to cancel their distribution or reduce their purchase commitments, the Company's revenue could decline significantly. As a result,, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by decisions of its distributors. In the future, any distributor may alter their purchasing patterns at any time with limited notice, or may decide not to continue to distribute our products at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its distributors be it will be susceptible to risks associated with distributors concentration.

The Company currently has limited revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future may be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan if the Company is not able to effectively monetize its products according to its projections. In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's cash position is relatively weak. The Company currently has only $3,725.65 in cash balances as of 11/30/18. This equates to roughly 1 month of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has outstanding liabilities. The Company owes $61,340 in remaining payments due in 2021 and 2022.

The Company may not be successful in obtaining issued patents. The Company's success depends significantly on their ability to obtain, maintain and protect their proprietary rights to the technologies used in their products and services to protect them from their potential competitors. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in their products and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened. Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect their proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

The Company has not filed a Form D for its fundraising in 2016-2017. The Company filed a Form D for its fundraising prior to 2015. The Company then raised additional funds from a limited number of existing and new investors in 2016-2017 in reliance on the private placement exemption in the Securities Act of 1933. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

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Government regulation and associated legal uncertainties may adversely affect the Company's business. Many of the products and services that the Company offers are regulated by federal and state governments, and its ability to provide these products and services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive cleaning and storage space. Our advertising and marketing materials are subject to regulatory scrutiny that may limit commercialization of our products. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company may depend on the performance of distributors and other resellers. The Company sells its products and third-party products in most of its major markets directly to consumers and small and mid-sized businesses, education, enterprise and government customers through its online store and possible future retail or pop-up retail stores. The Company also distributes its products through wholesalers, online retailers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including staffing selected resellers' stores with Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and markeng of the Company's products.

The Company relies on other companies to provide manufacturing and components for their products. The Company depends on these manufacturers, suppliers and subcontractors to meet their contractual obligations to their customers and conduct their operations. Their ability to meet their obligations to their customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of their products may be adversely impacted if companies to whom they delegate manufacture of their products, or from whom they acquire such items, do not provide these components which meet required specifications and perform to their and their customers' expectations. The Company previously ceased distribution of its products after changes with its manufacturers caused the Company's products to become unprofitable. If the Company's manufacturers or suppliers alter their pricing structure, the Company may be forced to raise its prices to a point not tolerated by consumers or cease operations.

The Company has not yet received EPA registration for its products. The Company does not expect to receive this registration for approximately 24 months. If the Company does not receive registration, this may have a negative impact on the Company's sales and growth. The Company cannot make "public health claims" until registration is received.

Some of the Company's key personnel are currently engaged as consultants. As a result, certain of the Company's key personnel may not devote all of their time to the business, and may from time to time serve as employees, officers, directors or consultants of other companies. The Company intends to engage all key personnel as full-time employees when consistent with the meeting business objectives of the Company.

Tod Maitland, one of the Founders, who is no longer active with the Company, still holds a significant ownership stake. The Company does not believe that this will prevent the Company from properly incentivizing employees with equity compensation. The Company is currently authorized to issue up to 13,125 units to employees, officers and consultants.

The Company is managed by its Manager (or Managers). Although the Company is not required to have a separate board, boards can play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will have a separate board.

The Company does not have an employment contract in place. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock, or if no common stock is issued into Class C Units of the Company. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued interest or the amount of preferred shares (or such securities being offered in such financing) they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 8 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 64.47% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under New York law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company does not keep proper records of board minutes and resolutions. Although the Company is not legally required to keep these records to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will begin keeping proper records.

The Company does not have an employment contract in place. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

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You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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Pitch Deck and Overview (2 files)
Product or Service (8 files)
Financials (1 file)
Fundraising Round (1 file)
Investor Agreements (2 files)
Miscellaneous (4 files)

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in SpongeBath

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by SpongeBath. Once SpongeBath accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to SpongeBath in exchange for your securities. At that

PROFILE MENU

point, you will be a proud owner in SpongeBath.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, SpongeBath has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now SpongeBath does not plan to list these securities on a national exchange or another secondary market. At some point SpongeBath may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when SpongeBath either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is SpongeBath's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the SpongeBath's Form C. The Form C includes important details about SpongeBath's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Data Room
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FAQs
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PROFILE MENU

EXHIBIT D
Investor Deck


SpOngeBath
SpOngeBath
Concentrated Cleaning Solution
Kills 99.99% Of Odor-Causing Bacteria In Sponges*
Our powerful Concentrated Cleaning Solution is designed specifically to work with SpongeBath to clean deep into the micro-crevices of a sponge. Our safe and effective formula is derived from all natural and eco-friendly ingredients.
Keeps Sponges Like New
Cleans & Removes
Dirt & Odors
Grease & Grime
Soap Scum
Rust & Mold Stains
SpOngeBath®

SpOngeBath®

This presentation contains offering materials prepared solely by SpongeBath without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

SPONGEBATH — THE MULTI-PURPOSE SPONGE HOLDER





WHAT OUR CUSTOMERS ARE SAYING

My wife and I were tired of having a smelly sponge by the sink all the time. Running it through the dishwasher only worked for a day or so. When we saw SpongeBath advertised we thought we'd give it a try. We've used it about a month now using the same sponge and it smells just like it did when we took it out of the package. There is absolutely no odor. SpongeBath works! And it looks nice and neat by the kitchen sink. We definitely recommend it!

★★★★★ - Robert A. | Website Customer

Not only am I an A-type (especially w/ hygiene), but I tend to be a stickler for simplicity in products. If they're not extremely intuitive, then I have zero patience for them. The former is initially what attracted me to SpongeBath, but it passed the latter with flying colors.

★★★★★ – Doug V. | Amazon Prime Customer

SpongeBath is the perfect amenity for every kitchen sink. Just when I was about to give up on sponges I was introduced to SpongeBath. I love that I no longer have to put my sponges in the dishwasher between uses. I simply place the sponge in its bath of concentrated cleaning solution that sits on my kitchen counter. No more stinky sponges for me. It makes a great gift for the holidays.

★★★★★ – Nikki F. | Amazon Prime Customer

I have SpongeBath for three years now and love it. The new version with liquid solution is even better. My sponge is always clean and can fall apart before it smells. Best of all I don't have to worry that I am spreading germs around in addition to having a beautiful holder.

★★★★★ – Juliana V. | Amazon Prime Customer

SpongeBath®

These individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

THERE IS A PROBLEM WITH SPONGES



200,000 Times Dirtier Than Your Toilet Seat

- Dirtiest Item In Your Home
- Grows Bacteria Rapidly
- Spreads Germs
- Dirty Sponges Smell

Big Problem: Foodborne Illnesses

- 48 Million Cases
- 128,000 Hospitalized
- 3,000 Deaths

*Annually according to the CDC

SpOngeBath®

BACTERIA GROWS RAPIDLY



4
16
256
65,536
4,294,967,296
24 HOURS

In 2011, an NSF International study found that more than 75% of sponges and dishrags harbored coliform bacteria - which includes Salmonella and E. coli. Most sponges also had yeast and mold, and Staphylococcus aureus, or staph, was present on sponges in 18% of households. "Sponges pick up bacteria during the cleaning process and are typically not properly - or regularly - sanitized before their next use," says Dr. Rob Donofrio, Director of Microbiology at the NSF.

SpOngeBath®

SPONGEBATH IS THE SOLUTION


SpOngeBath
SpOngeBath
Concentrated Cleaning Solution
Kills 99.99% Of Odor-Causing Bacteria In Sponges
Keeps Sponges Like New
Cleans & Removes
Dirt & Odors
Grease & Grime
Soap Scum
Rust & Mold Stains

Patented Cleaning Method

- Cleans, Stores and Sanitizes Sponges
- Kills ≥99.9% of Odor-Causing Bacteria
- Removes Grease & Mold Stains
- Eliminates Odors
- Dissolves Soap Scum
- Freshens Sponges
- Convenient, Safe & Eco-Friendly
- Weekly Pour-In Concentrated Cleaning Solution

SpOngeBath®

SPONGEBATH IS PROVEN TO WORK

- Cleaning Solution Independently Tested
- Cleaning Solution Kills ≥99.9% of Germs
- EPA Protocol Approval Commenced



SpOngeBath®

A BREAKTHROUGH WAY TO CLEAN SPONGES

Patented Paddle Action Technology



SpOngeBath
SpOngeBath

PROUDLY MADE IN THE USA

SIMPLE & EASY TO USE

1. Rinse sponge & place between paddles
2. Squeeze paddles & lower into cleaning solution
3. Continuously cleans sponge until next use

SpOngeBath®

9

A NEW CLEAN WAY TO STORE SPONGES


SpOngeBath

Stores sponge in style for a fresh, clean sponge when you need it.

SpOngeBath®

A NEW STAPLE IN EVERYONE'S KITCHEN


SpOngeBath
SpOngeBath

Versatile mounting options: Can be placed on a countertop or attached securely to any sink-side.

REVENUE AND BUSINESS MODEL

Projected Revenue Over $25 Million in 3 Years



Revenue Growth $M
$18,000,000
$16,000,000
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$-
$2,081,148
$7,645,489
$15,664,857
Year 1
Year 2
Year 3
SpongeBath
Cleaning solution
Total

Initial purchase of SpongeBath Starter Kit, with recurring sales of Cleaning Solution.

- **Subscription Auto-Ship Program**
  - Convenient
  - Drives Customer Satisfaction & Retention
- **Razor & Blade Model**
  - SpongeBath Price: $39.95
  - Cleaning Solution Price: $ 9.95
- **Target Gross Margins**
  - SpongeBath Starter Kit Margin: 78%
  - Cleaning Solution Margin: 89%
- **LTV Per Customer** $209
  - Year 1: $89
  - Year 2: $60
  - Year 3: $60

* Projected revenue includes only sales of SpongeBath & Cleaning Solution, not additional or related products.



SpOngeBath®

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

MARKET POTENTIAL

A Leader In The Sponge Cleaning Market

- **69%** of U.S. households use sponges (**87** million potential customers), crossing all demographics
- The potential for SpongeBath worldwide is a vast multi-billion dollar market space
- Commercial applications (offices, communal kitchens, extended stay hotels, restaurants)



28.8M
US Businesses

126M
US Homes

KITCHEN & BATH
HOMECARE
GREEN
SpOngeBath
HEALTH & WELL BEING
ANTIBACTERIAL

Broad Appeal

$5.2B US Market

SpOngeBath®



SpOngeBath ®

FILLS A GAP IN THE MARKET ·

The Multi-Purpose Cleaning Sponge Holder

o No Other Known Product Designed to Store, Clean & Sanitize Sponges at the Same Time

o Other Sponge Cleaning Methods Don't Solve The Problem

- ◆ Ineffective, Inconvenient or Impractical
- ◆ Only Clean Periodically
- ◆ Other Sponge Holders are Dirty

o Our Patented Technology Provides a Barrier to Competition

"These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made."

14

CONFIDENTIAL

INTELLECTUAL PROPERTY ●

Granted Patents Applications & Trademark

o U.S. Utility Patent No 7,892,485 B1 entitled "Cleaning of Sponges" issued February 22, 2011 (Expires March 28, 2029)

o U.S. Design Patent No US D783,913 S entitled "Sponge Cleaning & Disinfecting Device" issued April 11, 2017 (Expires: April 11, 2031)

o U.S. Design Patent No US D795,516 S entitled "Sponge Cleaning & Disinfecting Device" issued August 22, 2017 (Expires: August 22, 2031)

o U.S. Utility Patent No US 10,154,770 B2 entitled "Sponge Cleaning and Disinfecting Device" issued December 18, 2018 (Expires: September 15, 2035)

o Canadian Industrial Design Registration No. 161117 registered December 22, 2015

o European Community Design No. 002642090-0001-0002 registered February 2, 2015

o U.S. Trademark Registration for SpongeBath logo: No. 4,633,302

Pending Patents

o International Patent Application PCT/US18/41864 for "Cleaning and Antimicrobial Composition and Its Uses"

o "Sponge Cleaning and Disinfecting Device" - Chinese Utility Model Patent Application No. 2 015 90000962.5

o "Sponge Cleaning and Disinfecting Device" - European Patent Application 15842353.3

o "Sponge Cleaning and Disinfecting Device" - Canadian Patent Application 2,998,851



SALES & DISTRIBUTION CHANNELS ·······················

Direct-To-Consumer

- o SpongeBath Website
- o Home Shopping Networks
- o Mobile and Affiliate Marketing

Retail

- o Amazon (online retailer)
- o National Retail Chains (formerly available at Bed Bath & Beyond)
- o Regional and Independent Retailers and Catalogs

Commercial Applications

- o Businesses, Corporate Kitchens, Extended Stay Hotel Chains & Restaurants

International

- o Expand into International Markets using Distributors & Direct-To-Consumer Channels



SpOngeBath ®

PROOF OF CONCEPT & SELL THROUGH – BED BATH & BEYOND



NO MORE
SMELLY SPONGES
PROBLEM: SPONGES DON'T JUST SMELL BAD, THEY GROW BACTERIA THAT CAN MAKE YOUR FAMILY SICK.
SOLUTION: SpOngeBath KILLS ODOR-CAUSING BACTERIA, EXTENDS THE LIFE OF YOUR SPONGE & PROVIDES A CLEAN SPONGE EVERYTIME YOU NEED ONE.
MOUNTS IN SINK, CABINET, OR ON COUNTERTOP
34.99
SpOngeBath
ANTIMICROBIAL SPONGE CLEANER
ECO-FRIENDLY
SPONGES LAST 3X LONGER
KILLS ODOR-CAUSING BACTERIA
SpOngeBath REFILL
3 PACK
SPONGES LAST 3X LONGER!

- SpongeBath Version 1
- 1,025 Stores USA, Canada & Puerto Rico Sold
- Over 32,000 SpongeBath Units & 67,000 Cleaning Cartridges
- Generated Over $767,000 in Sales
- Proven Cleaning Cartridge Adoption Rate

SpOngeBath®

These statements have not been audited and reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. They are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

































SPONGEBATH IN THE PRESS

Luxury Listings NYC | the Other Woman | The New York Times | Women'sHealth | examiner.com

a Healthy YOU & Carol Alt | HouseBeautiful | The Doctors | InStyle | organic spa MAGAZINE

Woman'sDay | kitchn | REAL SIMPLE LIFE MADE EASIER | Parenting Healthy | gadgetify

SpOngeBath®

ADVISORS

Kevin Harrington



Kevin is an original "Shark" on Shark Tank, Co-Founder of HSN, and Pioneer of the Infomercial and As Seen On TV brand. He has been involved with over 500 product launches that have resulted in sales of over $5 billion worldwide.

Dr. Jessica Tyler



Jessica is a Professor of Pathology and Laboratory Medicine at Weill Cornell Medical College in NYC. Jessica works with SpongeBath developing its cleaning and sanitizing formulas and guides its in-house laboratory research.

Jim Bugden



Jim is the Chief Financial Officer of The Meet Group and has worked and consulted for leading venture capital firms and portfolio companies. Jim graduated from the University of Delaware with a BS in Accounting and earned his CPA during his 7 years with Deloitte.

Gregory Attorri



Gregory is the Founder of GJA Advisory Services and Adjunct Professor, Villanova MBA Program. He was formerly President & COO, Waller Capital; Head of Media Investment Banking, Wachovia Securities; Managing Director at Merrill Lynch.

SpOngeBath®



ENDORSEMENT

DR. KERI PETERSON
Internal Medicine / Medical Contributor



On-Air Medical Expert

"In my opinion, SpongeBath will reduce the incidence of food-borne illnesses and make everyone's home safer and cleaner."

Dr. Keri Peterson endorses SpongeBath and is a Hot Line into trend-setting TV shows. She has over 120 appearances on:

- Dr. Oz
- Good Morning America
- Rachel Ray
- Fox News
- The Today Show
- Steve Harvey

SpongeBath®

Dr. Keri Peterson was not compensated in exchange for their testimonial. Dr. Keri Peterson is, however, a shareholder in SpongeBath. Her testimonials should not be construed as and/or considered investment advice.




Matthew Flannery (Founder & CEO) – Matthew invented, patented and developed SpongeBath along with his co-founder Tod Maitland. Prior to founding SpongeBath LLC, Matthew was a professional cameraman and still photographer for over 18 years, with over 55 film and television credits, commercials, music videos, including Emmy nominated shows *Sex and the City* (entire HBO series and both films) and Showtime's *The Big C, Rounders, Boiler Room, 16 Blocks*. He is also the creator of "Moving Portraits," an iPhone app, and the Founder of Visseon Inc., a film equipment rental company. Matthew has a life-long passion for science, technology and design and for creating elegant solutions to solve everyday problems. Matthew has a Bachelors of Fine Arts in Film and Photography from Syracuse University.

Cordelia Ryan (EVP & GC) – Cordelia has a multi-faceted background in business and legal affairs in both fast-paced startups and established companies, collaborating with all business units to develop products and execute complex strategies. She was VP & GC at Knowledge Delivery Systems; SVP of Corporate Development & GC at MeMedia (formerly Whenu.com); and SVP, Business & Legal Affairs at Freud Communications (NY). She started her legal career as a corporate associate at Simpson Thacher & Bartlett. Cordelia received her BA in Psychology from Dartmouth College and JD from Fordham University School of Law.

SpOngeBath®

MANAGEMENT TEAM



Susette Franklin (COO) was one of the original five team members of Bloomberg L.P., and its first employee. She was instrumental in growing a start-up business to a multi-billion dollar global company. An accomplished leader known for building and structuring departments for optimal performance, Susette has unprecedented success in negotiating purchasing agreements saving millions of dollars year over year. Additionally, she worked at Thomson Reuters managing various projects working with executives and key stakeholders. Susette has a BBA in General Business from Pace University.



Eric Sherb (VP of Finance) has extensive experience in accounting for companies ranging from pre-revenue startups to multi-national public enterprises. Eric began his career at PricewaterhouseCoopers in auditing and mergers & acquisitions. He then worked at regional auditing and consulting firms, specializing in financial reporting and accounting advisory on complex transactions for small to mid-size companies such as William Morris Endeavor and Vice Media. Eric received his BBA in Accounting and Finance from Emory University and is a licensed Certified Public Accountant.

SpOngeBath®

EXHIBIT E
Video Transcript

Exhibit E – Video Transcript

SpongeBath Brand Video_SeedInvest
https://vimeo.com/306263926

Sponges are the number one Germiest thing in your home because they are the perfect environment for harboring germs. Bacteria multiply every 20 minutes, over a 24 hour period that can lead to billions of germs. If your sponge smells, that means it's a very dirty sponge because what you are actually smelling is odor-causing bacteria. Things like E. coli, Salmonella & Staph. Sponges soak up dirt and germs, and then spread those germs around the kitchen. With all that bacteria growing inside sponge we realized we were actually cleaning our kitchens with the dirtiest item in our homes and we thought there had to be a better way to clean your kitchen sponge and sponge holders, so we went to work and we created SpongeBath. We combined superior function with a beautiful design to create a sponge holder that continuously cleans your sponge. Now you'll always have a fresh clean sponge every time you reach for it. SpongeBath is the result of over 7 years of research, development and design. All aimed at giving you the best experience possible. We're working with top manufactures right here in the USA, and use the highest quality materials and components possible. The key to SpongeBath is that it provides continuous cleaning, so here's how it works. Just fill SpongeBath with water to activate the cleaning solution. When you're finished using your sponge, rinse it off, place it between the paddles, squeeze and lower into SpongeBath. Our patented paddle action creates suction, drawing in the cleaning solution, penetrating deep into all those nooks and crannies, simply squeeze and raise the paddles for a fresh clean sponge.